

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 19, 2017
VIA E-MAIL

Kevin T. Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606-1720

Re: Cushing® Mutual Funds Trust
Cushing® MLP Infrastructure Fund
Initial Registration Statement on Form N-1A
File Nos. 333-220521 and 811-23293

Dear Mr. Hardy:

On September 19, 2017, you filed a registration statement on Form N-1A on behalf of Cushing® MLP Infrastructure Fund, a series of the Cushing® Mutual Funds Trust (the "Fund"). We have reviewed the registration statement. Our comments are set forth below.

General

1. We generally do not repeat comments even though they may apply to disclosure in more than one location in the registration statement. It is incumbent on you to apply each comment to all similar disclosure in the registration statement. We note that some of our comments herein reference the registration statement filed on Form N-14 on September 19, 2017 (File No. 333-220520) relating to the reorganization of the Cushing® MLP Infrastructure Fund I and the Fund ("N-14").

2. All capitalized terms not otherwise defined in this letter have the meaning given to them in the registration statement or the N-14.

3. Portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on

disclosures made in response to this letter, on information supplied supplementally, and/or on exhibits added in any pre-effective amendment.

4. Your response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933 (the "Securities Act"). The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this in your supplemental letter and briefly state the basis for your position. Where a change will be made to the disclosure in response to a comment, please confirm the requested change has been made as part of your response.

5. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with this registration statement (excluding any exemptions already disclosed).

6. Ticker Symbols: Please update the Fund's series and class identifiers to reflect the ticker symbols for each class. See Rule 313(b)(1) of Regulation S-T.

7. Please explain whether you intend to carry over the financial statements of the Cushing® MLP Infrastructure Fund I. If not, please explain your legal basis for not including seed capital for the Fund.

Prospectus

The Fund Summary

Fee Table – Annual Fund Operating Expenses

8. Please confirm supplementally that, in accordance with Item 3, Instr. 3(f), if "acquired fund fees and expenses" (AFFE) exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

9. In the "Advisory Agreement" section of the registration statement, the disclosure indicates that "the Fund pays the Investment Adviser a fee, payable at the end of each calendar month, at an annual rate equal to a 1% of the average daily value of the Fund's Managed Assets during the Month."

"Managed Assets" is defined as "the total assets of the Fund, minus all accrued expenses incurred in the normal course of operations other than liabilities or obligations attributable to investment leverage, including, without limitation, investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), and/or (ii) the reinvestment of collateral received for securities loaned in accordance with the Fund's investment objective and policies."

The Fee Table indicates that Management Fees are 1.0%. This figure does not appear to reflect the assets attributable to use of leverage. Please either confirm that the Fund does not intend to use leverage or revise the Fee Table to show the Management Fee as a percentage of net assets, as required by Item 3 and Item 13 of Form N-1A.

10. In a footnote to the "Management Fees" line item in the Fee Table, please briefly explain how "total managed assets" is converted to "net assets" for the purposes of determining "Management Fees" as a percentage of net assets.

11. Please review the Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement) figures for each share class for accuracy. For example, footnote (d) to the Fee Table indicates that the Investment Adviser has agreed to waive a portion of the management fee and reimburse the Fund for certain operating expenses such that the "Total Annual Fund Operating Expenses" will not exceed 0.50% for each class of the Fund's shares.

However, the figures reflected under "Total Annual Fund Operating Expenses" (after Fee Waiver/Expense Reimbursement) are 1.75%, 2.50%, and 1.50% for the Class A Shares, Class C Shares and Class I Shares, respectively. Please supplementally explain this discrepancy and revise the disclosure and/or the Fee Table, accordingly.

12. Consistent with the disclosure on page 32 of the prospectus, please include a footnote to the Fee Table indicating that Class C Shares may be assessed a contingent deferred sales charge of 1.00% if redeemed within twelve months of purchase.

13. In footnote (d), please revise the recoupment provision to indicate that any recoupment will not cause the Fund's expense ratio to exceed the lesser of (1) the expense cap in effect at the time of the waiver, and (2) the expense cap in effect at

the time of recoupment. *See* 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-Inv. 73).

Example

14. We note that the Class C Shares will charge a 1.00% CDSC if redeemed within twelve months of purchase. Please review the first Example for accuracy as it appears such charge is not reflected in the Example column for the first year. Please revise, as appropriate.

Portfolio Turnover

15. Please add disclosure indicating that no portfolio turnover rate is included because the Fund is new.

Principal Investment Strategies

16. The second sentence of the first paragraph reads: "The Fund's MLP Investments may include, but are not limited to, investments that offer economic exposure to MLPs in the form of common or subordinated units issued by MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, debt securities of MLPs, securities that are derivative of interests in MLPs, including indirect ownership interests in an MLP issued by an MLP affiliate (I-Shares) and businesses that operate and have the economic characteristics of MLP Investments but are organized as "C" corporations or as limited liability companies."

     a. Please delete the phrase "may include, but are not limited to," so that the disclosure identifies all of the Fund's principal investments.

     b. In addition, please remove any investments that are not principal investments, such as described in the last paragraph of this section (*e.g.,* preferred stock). For purposes of determining if an investment is "principal," see, e.g. Item 9(b), Instruction 2, and Guidance Regarding Mutual Fund Enhanced Disclosure, IMGU 2014-08 (June 2014), available at https://www.sec.gov/investment/im-guidance-2014-08.pdf.

17. Please include disclosure describing the Fund's policy with respect to the 25% limitation of its total assets in securities of master limited partnerships that are

treated for federal income tax purposes as qualified publicly traded partnerships ("QPTPs"). We note that similar disclosure is found in the N-14 relating to the Reorganization.

18. Please include discussion of the Fund's investments in Canada as it is a principal risk of the Fund.

19. The disclosure states that the Fund may invest in companies of all market capitalization ranges. Please consider disclosing any criteria as to market capitalization regarding the Fund's investment in such companies.

20. Since debt securities are listed as a principal strategy of the Fund, please disclose whether the Fund has any requirements concerning dollar-weighted average maturity or effective duration of the Fund's fixed income investments. Please also include a brief example of duration in the prospectus. (e.g., Duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a duration of "three" means that a security's price would be expected to decrease by approximately 3% with a 1% increase in interest rates.)

21. In the sixth paragraph, the disclosure describes the Fund's investments in debt securities with particular credit ratings. Please clarify whether these debt securities are included in the 20% bucket of securities described in the paragraph immediately following that paragraph (*i.e.,* debt securities that are not MLP Investments).

22. Please disclose the Fund's concentration policy. Please also revise the "Concentration Risk" to conform to the disclosure in the SAI (*i.e.*, concentration in the energy and energy infrastructure sectors).

23. In the fourth paragraph:

     a. The third sentence includes the phrase "among other things" to describe the Investment Adviser's investment strategies. Please delete this phrase so that the disclosure describes all of the Fund's principal investment strategies.

     b. The last sentence reads: "Distributions made by the Fund to shareholders may be considered dividend income, non-taxable returns of capital, capital gain or a combination thereof." For clarity, please revise the sentence to specify the expected frequency of such distributions, including that they will be cash distributions.

24. The Fund has a principal investment risk that indicates that it may invest in derivatives. However, there is no corresponding disclosure in the principal investment strategies section. If derivatives are a principal strategy, please disclose the types of derivatives in which the Fund will invest and the specific purposes for which they will be used by the Fund (*e.g.,* hedging, speculation or collateralizing cash). Please also revise the risk factor to specify the types of derivatives in which the Fund will invest. If the Fund will not invest in derivatives as a principal strategy, please move the risk disclosure elsewhere in the prospectus where additional risks are described.

The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly

25. If the Fund will sell (write) credit default swaps, please confirm supplementally that the Fund will segregate the full notional amount to cover the obligation of the credit default swap.

Principal Risks

26. Please include the disclosure required by Item 4(b)(1)(iii), if appropriate.

27. We note that the disclosure of principal risks in Item 9 describes certain additional risk factors that are not summarized in the Item 4 principal investment risks section (*e.g.,* High Yield Securities Risk, Strategic Transactions Risk, Preferred Stock Risk, Convertible Securities Risk, and Non-U.S. Risk). All of the principal risks of the Fund disclosed pursuant to Item 9(c) should be summarized in the Item 4 principal investments risks section. Please review the current disclosure and include any additional principal risks disclosed in Item 9 in the principal risk disclosure in Item 4. In addition, any risks currently in Item 9 that are not principal risks of the Fund should be moved to the section of the prospectus describing additional risks of the Fund. *See* IMGU June 2014 (2014-08) Guidance

Regarding Mutual Fund Enhanced Disclosure (IMGU 2014) at 2, 4. Please note that the corresponding principal investment strategies and investments disclosure in Item 4 and Item 9(b) should be revised to reflect any changes made to the principal risk disclosures pursuant to our above comments.

28. With respect to MLP Tax Risks, please add appropriate risk disclosure related to the following:

     a. If the Fund retains an investment until its basis is reduced to zero, any subsequent distributions will be taxable to the Fund at ordinary income rates; and

     b. Shareholders may receive a corrected 1099.

29. Please consider disclosing in the Summary Section and in the Item 9(c) disclosure the risks associated with investing in a new fund (e.g., the Fund may have higher expenses, may not grow to an economically viable size, may cease operations, investors may be required to liquidate or transfer their investments at a loss, etc.).

The Fund's Performance

30. Please supplementally explain why the narrative disclosure refers to The Cushing® MLP Infrastructure Feeder Fund I as the Predecessor Fund and not The Cushing® MLP Infrastructure Fund I as is used in the N-14 relating to the Reorganization or revise the reference to the Predecessor Fund. Please also include the Predecessor performance information that you intend to show in the prospectus. Please also delete the second sentence of the paragraph and delete "and present these items" from the third sentence because you indicate that you will be presenting performance information for the Predecessor Fund.

Additional Information About the Investment Strategies
and Related Risks of the Fund

Additional Information About the Fund's Investments

31. Please revise the above-referenced captions to indicate that the additional information provided about strategies and risks in this section relates to the principal investment strategies and principal risks of the Fund. *See* Item 9 and *See also* IMGU 2014 at 4.

32. The Item 9 disclosure appears to only disclose the principal risks, and the principal investment strategies disclosure is missing. Please revise to include the principal investment strategies disclosure.

33. Please explain how the adviser determines which securities to buy and sell. *See* Item 9(b)(2).

34. The prospectus states that the Fund may invest in, among other things, convertible securities. If the Fund intends to invest in contingent convertible securities, please explain supplementally the extent to which the Fund will invest in these instruments. We may have more comments after reviewing your response.

35. In Item 9, Derivatives Transactions Risk is included in "Additional Risks of Investing in the Fund." However, this risk factor is included in the Item 4 disclosure of principal risk factors. Please address this inconsistency.

36. In Item 9, the disclosure indicates that the Fund will look through its holdings in investments in ETFs to the characteristics of the underlying securities held by the ETF in order to comply with any stated investment strategy, objective or process. Please note that it is the staff's position that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Accordingly, please revise the disclosure to conform to our position. In addition, please add narrative disclosure in the section of the SAI on "Investment Restrictions" with respect to Investment Restriction number three (3) to clarify that the fund will consider the investments of underlying investment companies when determining the fund's compliance with its concentration policies.

Advisory Agreement

37. In the last paragraph, please disclose the period to be covered by the Fund's initial Semi-Annual Report. *See* Item 10(a)(1)(iii).

Net Asset Value

38. In items (iii) and (iv), you reference PIPES and asset-backed securities. If these securities are principal investments of the Fund, please include appropriate disclosure. We may have more comments depending upon your response.

39. In the first paragraph of page 29, if appropriate, please include the disclosure required by Instruction 2 of Item 11(a)(3) indicating that the Fund's NAV may change on days when shareholders will not be able to purchase or redeem the Fund's shares because of price changes of portfolio securities that are primarily listed on foreign exchanges.

Distribution and Service Plan

39. Please state the amount of distribution and service fees to be paid by the Class A Shares and Class C Shares. *See* Item 12(b).

40. The disclosure indicates that long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the rules of FINRA. Please supplementally explain your legal basis for this result.

Comparison of Share Classes

Class A Shares

41. In the section titled "Reduced Class A Sales Charges", please include the disclosure required by Item 12(a)(4)(ii) with respect to the eligibility of breakpoints to be determined based on historical cost, if applicable.

42. In the section titled "Contingent Deferred Sales Charge", please disclose how the CDSC is calculated for partial redemptions of Class A Shares (*i.e.,* order of redemption). *See* Instruction 3(c) to Item 12(a)(1). Please also disclose any applicable information relating to the imposition of sales charges upon exchange of Fund shares. *See* Item 12(a)(2).

Involuntary Redemption and/or Conversions

43. We note that the share classes of the Fund may be involuntarily redeemed and/or converted. *See* disclosure under "Involuntary Redemption." Please disclose these features in this section as required by Item 12(c)(3). In addition, please clarify any actions, policies or procedures of the Fund with respect to involuntary redemptions or conversions.

Investing Through Financial Intermediaries

44. In the first sentence of the first paragraph, you state, "Financial Intermediaries may provide varying arrangements for their clients to purchase and redeem shares of the Fund." Please note that the prospectus or an appendix to the prospectus must include all disclosure regarding each specific financial intermediary that offers variations in, or eliminations of, sales loads. *See* IM Guidance Update 2016-06, Mutual Fund Fee Structures (Dec. 15, 2016) ("IMGU 2016"). Please review IMGU 2016 and revise the prospectus to include the required disclosure, if appropriate.

How to Purchase Shares

45. Please revise sentence two of the first paragraph to indicate that orders received before the close of regular trading on the NYSE or any earlier closing time will be priced at NAV. Please also disclose the effect of submitting an order after the close of regular trading on the NYSE. Please make a corresponding change in the disclosure in the first paragraph under the caption "How to Redeem Shares." *See* Item 11(a)(2).

Purchase by Check

46. In the second paragraph, please disclose what constitutes "receipt" at the Transfer Agent. Please make a conforming change in the disclosure in the section titled "Redemption by Mail."

Payment of Redemption Proceeds

47. Please clarify that payment of redemption proceeds for all methods of payment will typically be made within one or two business days. *See* Item 11(c)(7).

Source of Redemption Proceeds

48. Your disclosure indicates that, "In stressed market conditions and other appropriate circumstances, the Fund may borrow funds to meet redemption requests." Please clarify the meaning of "other appropriate circumstances." In addition, please specify the types of borrowing arrangements the Fund may make to meet redemption requests (*e.g.,* lines of credit or interfund lending facility).

49. With respect to in-kind redemptions, please include disclosure indicating whether redemptions in-kind will be pro-rata slices of the Fund's portfolio or individual securities or a representative basket of securities.

Tax Matters

50. Please disclose the tax effects of an exchange of the Fund's shares for shares of another Fund. *See* Item 11(f)(1)(iii).

Statement of Additional Information

The Fund

51. Please disclose the date, form and jurisdiction of organization of the Fund and its diversification status. *See* Item 15(a) and Item 16(a).

Illiquid and Restricted Securities

52. Please disclose the 15% limitation on investments in illiquid securities. In the alternative, please include narrative disclosure relating to such limitation following the disclosure on "Investment Restrictions."

Investment Restrictions

53. In the second paragraph, please revise the first sentence to indicate that percentage limitations on borrowing apply at the time of investment and thereafter.

54. Please include narrative disclosure explaining the requirements of the 1940 Act with respect to borrowing money and issuing senior securities.

Management of the Fund

55. Please disclose the information required by Item 17(b)(5) with respect to beneficial ownership or of record in each class of securities of the Fund's investment adviser or principal underwriter held by the Independent Trustees or their immediate family members.

Investment Advisory Agreement

56. Pursuant to Items 19(a)(1) and 19(a)(2), please disclose the name of any person who controls the Investment Adviser, the basis of control, and the nature of that persons business. Please also disclose the name of any affiliates of the Fund that are also affiliates of the Investment Advisor and the nature of such affiliations.

57. Pursuant to Instruction 4 to Item 19(a)(3), please describe the methods of allocation and payment of advisory fees for each class of the Fund's shares.

Control Persons and Principal Holders

58. Pursuant to Item 18(c), please state that the amount of the Fund's equity securities owned by Trustees and officers as a group is less than 1.00% of the Fund's securities, if accurate.

Distribution Plan and Service Plan (Rule 12b-1)

59. Please disclose the information required by Item 19(g)(4) with respect to joint distribution activities and allocation of distribution costs with other series of the Trust.

Financial Statements, Exhibits, and Other Information

60. Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

61. Please submit a new Power of Attorney with the next filing of the registration statement. We note that a Power of Attorney must reference a specific filing and an amendment thereto and not a general reference to "Registration Statement." See Rule 483 under the Securities Act of l933, as amended ("Securities Act").

62. Please include the indemnification undertaking required by Rule 484 under the Securities Act in the registration statement.

Kevin T. Hardy, Esq.
October 19, 2017

Staff Closing Comments

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action or comment by the SEC staff.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this comment letter, please contact me at (202) 551-6815 or gregoryk@sec.gov.

Sincerely,

/s/ Keith A. Gregory

Keith A. Gregory
Senior Counsel